May 21, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Attention: Lyn Shenk, Branch Chief

                Justin Dobbie, Legal Branch Chief

Re:	TransDigm Group Incorporated

Amendment No. 1 to Registration Statement on Form S-4

Filed March 27, 2013

File No. 333-186494

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed November 16, 2012

File No. 001-32833

Ladies and Gentlemen:

Set forth below are the responses of TransDigm Group Incorporated (“TransDigm” or the “Company”) to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) that are set forth in your letter to Mr. W. Nicholas Howley, dated April 11, 2013, with respect to the filings referenced above. For the staff’s convenience, each of the staff’s comments is set forth below followed by the Company’s response.

Amendment No. 1 to Form S-4

Exhibit 5.3

1.	Please refer to the last paragraph on page 2 under section A. Please revise to identify the “public authority documents” and state the respective date of each such document.

Response: The Company acknowledges the staff’s comment and the opinion has been revised accordingly. A revised opinion has been filed with Amendment No. 2 to the Company’s Registration Statement on Form S-4 (“Amendment No. 2”), filed with the Commission on the date hereof.

Exhibit 5.4

2.	Please remove the assumption in the last paragraph on page 2 that “any certificates of government officials dated prior to the date hereof are still effective and accurate as of the date of this opinion letter.” Counsel should not assume any of the material facts underlying the opinion.

Response: The Company acknowledges the staff’s comment and the opinion has been revised accordingly. A revised opinion has been filed with Amendment No. 2.

3.	Please explain to us why it is necessary for counsel to include qualification (c) on page 4.

Response: The opinion has been revised to remove qualification (c) in response to the staff’s comment. A revised opinion has been filed with Amendment No. 2.

Form 10-K for Fiscal Year Ended September 30, 2012

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Segment Reporting, page F-12

4.	Please refer to your response to our prior comment 7. You state that your company reports its operating results, internally and externally, as one operating segment. In this regard, you have concluded that your individual reporting units do not qualify as separate operating segments based on the assertion that the chief operating decision maker (i.e., the “CODM”) does not regularly review the historical operating results of the individual reporting units to make decisions about resource allocation and to assess their performance. However, you have acknowledged that each of your company’s reporting units (A) engage in business activities from which they earn revenues and incur expenses and (B) maintain discrete financial information. As such, your reporting units appear to demonstrate two of the characteristics of operating segments.

Despite your assertion that the CODM does not regularly review the historical operating results of each individual reporting unit, we note that certain reports that are received by the CODM appear to suggest otherwise. For example, based upon the list of reports that were provided to the CODM on a monthly basis during fiscal year 2012, it appears the CODM reviews planned, current period, and prior period financial information such as bookings, sales, and “EBITDA as Defined” for each reporting unit. In this regard “EBITDA as Defined” would appear to reflect the measure used to assess segment performance (i.e., a performance measure). In addition, we note that the CODM appears to review (A) working capital metrics related to accounts receivable and inventory for each reporting unit and (B) letters from the presidents of each reporting unit that highlight and explain various results on a reporting unit basis. We believe that the CODM’s review of these reports demonstrate that the operating results of each of your reporting units are regularly reviewed.

Given that (A) each of your reporting units engages in business activities from which it earns revenues and incurs expenses, (B) your company’s CODM appears to review planned, current year, and prior year financial information related to each reporting unit – including, at least one performance measure, and (C) discrete information is available for each of your reporting units, we believe that each of the reporting units meets all three of the characteristics of an operating segment, as described at ASC 280-10-50-1. Therefore, please reassess your segment reporting structure based upon the conclusion that your reporting units qualify as separate operating segments. In this regard, we believe that you should (a) assess which of your reporting units, if any, qualify for aggregation pursuant to the guidance outlined at ASC 280-10-50-11 and (b) tell us the result of your analysis. Please note that even though each of your reporting units manufactures products that are sold in the aerospace industry, the products and services of each reporting unit should not automatically be deemed to be similar. Similarly, we note that the fact that all of your reporting units manufacture products would not necessarily imply the actual production processes are similar. As such, please be detailed when explaining the consideration that you have given to each of the aggregation criteria outlined at ASC 280-10-50-11. Finally, as part of your response, please provide us with detailed information regarding the gross margin percentages earned by each of your reporting units for (i) each of the last three fiscal years or (ii) all periods for which gross margin information is available, if less than three years.

Response:

The CODM manages TransDigm’s business on a consolidated basis and, therefore, we continue to believe that the Company is organized and operated as one operating segment in the aerospace industry. The reporting of one aerospace operating segment by the Company is fully consistent with the management approach of ASC 280, which is to allow the financial statement users to see the Company‘s business through the eyes of management based on the way management reviews performance and reaches decisions. We also reiterate that the CODM does not regularly review the operating results of the Company’s reporting units. When the CODM does focus on a particular reporting unit it is to understand deviations from trends—not to allocate resources or assess performance as required by ASC 280.1

[1]	In fact, in preparing the Company’s response to the staff’s comment and reconfirming that our CODM does not regularly review information about individual reporting units, we concluded that through a legacy habit regarding internal reporting, we have been distributing reports to the CODM that he does not need or review. Accordingly, the CODM will no long receive reports detailing bookings, sales, working capital metrics or “EBITDA as Defined” for each reporting unit or president’s letters. Instead, consistent with how our CODM has historically used that kind of information, in the future our CODM will only be provided with consolidated financial results together with a variance report to plan and/or forecast that will set forth information about any reporting unit that deviates materially from our assumptions or industry trends and a statement as to the reasons why.

The CODM primarily uses consolidated financial information to evaluate the Company’s performance, which is the same basis on which he communicates the Company’s results and performance to the Board of Directors and to the investment community. It is also the basis on which the CODM makes decisions or recommendations concerning the allocation of Company resources. The fact that our CODM occasionally reviews the operating results of certain units does not mean the reporting unit-level information is regularly used by the CODM to assess the performance of or allocate resources to each reporting unit within the meaning of ASC 280.

Our CODM makes decisions based on aggregate results and industry or customer trends – not based on an assessment of individual reporting unit operations. This consolidated management approach is evidenced by the CODM’s decisions regarding changes to the Company’s capital structure, acquisition opportunities, and determinations of particular aircraft platforms in which to invest (which in turn drives consolidated research and development and capital expenditures spending levels), all of which are made on a consolidated basis. Further, our CODM makes Company-wide decisions about headcount levels and does not dictate specific actions that must be taken by individual reporting units. As examples, following the events of September 11, 2001, in connection with a downturn in the economy in 2008, and due to the potential impact of sequestration in 2013, the CODM instituted Company-wide headcount reduction guidelines without determining specific headcount reductions at any particular reporting unit. Finally, the consolidated management approach is evidenced by the Company’s incentive compensation structure in which the most significant component of the incentive compensation package for all Company executives and each reporting unit’s president is stock options, which vest based upon consolidated performance metrics and not reporting unit-specific performance metrics.

TransDigm’s organizational structure and management philosophy are also consistent with the fact that the CODM does not make decisions about individual reporting units and that the Company operates as one segment. TransDigm’s businesses, which currently comprise 21 reporting units, are decentralized in how they operate and in how they are managed. Each reporting unit has a local management team that is responsible for key operating decisions for the reporting unit. TransDigm’s management structure is designed to focus on our three core value-driven operating strategies (obtaining profitable new business, improving our cost structure, and providing highly engineered, valued-added products to customers) and thereby to continuously create and improve shareholder value. Because of this focus, almost all of our reporting units share the same characteristics – they manufacture aerospace components for both commercial and military applications, they have high aftermarket content and their manufactured components are highly engineered, proprietary and primarily sole source. These consistent characteristics across the Company’s reporting units permit a decentralized decision-making structure and allow the CODM to focus on strategic decisions and industry and other trends that generally affect all of the Company’s reporting units in substantially the same manner, regardless of the products produced.

Our management philosophy is driven by our consistent approach and strategic implementation of our value drivers and culture at the local reporting unit level. Part of our culture and operating philosophy is the focus on product line teams within each reporting unit. This local focus, but consistent strategic operating philosophy, makes it possible for reporting units to include product lines that, in many ways, are unrelated – other than that they are highly engineered, proprietary aerospace components with high aftermarket content, which are characteristics of almost all of the Company’s products. Within each reporting unit, product lines may have different production processes, sales and market channels and even widely disparate estimated margins. However, because of our consistent approach to how we operate the business, we can relocate local management, Company management (such as the Executive Vice Presidents as discussed in the following response), and even products from one reporting unit to another reporting unit with relative ease. For example, we recently combined into one facility and reporting unit a business that makes structural rods and a business that makes digital audio systems and power lighting & controls. In fact, because of these commonalities, about one-half of our acquisitions have been or are being integrated into a pre-existing facility or reporting unit (i.e., the 21 current reporting units resulted from a total of 42 acquisitions). It is because of the commonality across businesses that our CODM can manage the business on a consolidated basis.

The Company acknowledges that historically the CODM has received financial information with respect to each of its reporting units as noted in the staff’s letter dated April 11, 2013 — specifically, pro forma bookings, sales, EBITDA As Defined, working capital metrics, and letters from the presidents of each reporting unit. This is in addition to the complete set of financial statements — balance sheet, income statement and statement of cash flow — that the CODM receives on a consolidated basis. As a factual matter, however, and consistent with the Company’s decentralized organizational and management structure, the CODM does not regularly review each reporting unit’s operating results. And when he does review operating results of specific reporting units, it is not to make decisions about resources to be allocated to a particular reporting unit or to assess its performance. If he reviews an individual reporting unit’s operating results, it is typically to understand why a particular reporting unit’s results are not consistent with the trends facing the rest of the Company or to assess a recent acquisition vis-à-vis our acquisition model assumptions and integration into our operating culture.

In summary, despite the fact that the CODM has historically received financial information with respect to each of our reporting units, this information is used to ensure that the Company’s overall operational performance objectives are being executed and not to assess the operating performance of any individual reporting unit. The CODM manages the business on a consolidated basis as one operating segment in the aerospace industry. We are mindful of the segment reporting rules contained in ASC 280-10-50-1 through 50-9. Periodically – at least annually and at the time of any significant acquisition – we evaluate whether segment reporting is appropriate. Based on the information described above and in accordance with the applicable literature, management has concluded that the Company is currently organized and operated as one operating segment in the aerospace industry. Consequently, the Company does not believe the aggregation of our 21 reporting units in accordance with the criteria in ASC 280-10-50-11 or application of the quantitative thresholds in ASC 280-10-50-12 are appropriate in determining its reportable segments.

5.	As part of your response to our prior comment 7, you state that “no summary reports aggregating the financial information of any groups of reporting units are generated or reported internally at TransDigm.” However, based upon our review of a corporate organization chart that was provided on page 32 of your June 27, 2012 Analyst Day presentation, we note that the majority of your company’s operating units may report their results to four executive vice presidents, while the remaining operating units may report their results directly to the chief operating officer. Please tell us whether or not the corporate organization chart presented in the aforementioned Analyst Day presentation reflects an accurate depiction of your current corporate reporting structure. In addition, tell us whether the operating units reflected in the organization chart represent your company’s reporting units. If so, please confirm that summary reports are not generated and reported internally based upon the aggregation of reporting/operating units as reflected in this organization chart.

Response: As requested, we confirm that our current corporate structure is generally consistent with that reflected in our 2012 Analyst Day presentation, except that we have combined two reporting units into one since that time. We also confirm that the 22 “Op Units” referred to on slide 32 of the 2012 Analyst Day presentation represented our 22 (now 21) reporting units at that time. Finally, we confirm that the Company does not prepare summary reports based on the aggregation of reporting units under the various Executive Vice Presidents or our President.

To elaborate on this final point, the Executive Vice President role at TransDigm is atypical of most manufacturing companies in that these officers are not responsible or accountable for the aggregate results of operations of their respective reporting units. Rather, they are responsible for the results of operations of the individual reporting units.

The current role of the Executive Vice President at TransDigm was created in connection with the Company’s significant growth over the last few years as it completed several large acquisitions comprising a number of domestic and a few foreign reporting units. The current Executive Vice President role is responsible for the following items relative to each reporting unit:

•	Assuring that TransDigm’s value creation and entrepreneurial culture is sustained at the reporting unit level

•	Fiscal business plan reviews including product line reviews and capital expenditure plans

•	Cash compensation levels for reporting unit management teams

•	Succession planning and development

•	Business development including acquisitions

•	Post-closing integration activities for recently acquired reporting units

Currently, two reporting units report directly to our President and 19 reporting units, in the aggregate, report to our four Executive Vice Presidents. However, the

Executive Vice Presidents are not responsible for the results of operations of their reporting units as a group—just the results of the individual reporting units. Further, Executive Vice Presidents are assigned to particular reporting units based on their management expertise and capacity, as opposed to any grouping by specific product line. It is common for reporting units to be re-assigned to different Executive Vice Presidents, and this has occurred relatively frequently over the last several years.

Thus, given the organizational responsibilities of the Executive Vice Presidents, the Company has no need to and does not aggregate or summarize any of the reporting unit financial information for the Executive Vice Presidents or our President.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 706-2959.

Very truly yours,

/s/ Gregory Rufus

Gregory Rufus
Executive Vice President, Chief Financial Officer and Secretary
TransDigm Group Incorporated

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